Filed Pursuant to Rule 433
Registration No. 333-134533

Lehman Brothers Holdings Inc.

Fixed and Floating Rate Subordinated Notes Due 2032

Final Terms and Conditions

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.

Ratings:	A2/A/A (Pos./Stable/Pos.)

Principal Amount:	$750,000,000

Security Type:	Subordinated Debt Securities

Legal Format:	SEC Registered

Issue Price:	98.682% of principal amount

Settlement Date:	May 1, 2007 (T+5)

Stated Maturity Date:	May 3, 2032, subject to Redemption or Redemption Upon a Tax Event by the Issuer.

Fixed Rate Interest:	From and including the Settlement Date to but excluding May 3, 2027: 6.00% per annum

Benchmark Treasury:	4.50% due Feb. 15, 2036

Spread to Benchmark:	1.30%

Date interest starts accruing:	May 1, 2007

Fixed Rate Interest Payment Dates:	Semi-annually on May 3rd and November 3rd , commencing November 3, 2007, up to but excluding and including May 3, 2027 (subject to Redemption Upon a Tax Event)

Floating Rate Interest:	From and including May 3, 2027 to but excluding the Stated Maturity Date: 3-month LIBOR (Reuters Screen LIBOR01 Page) plus 0.78%

3-Month LIBOR:

For each Floating Rate Interest Reset Date, the rate for deposits in U.S. Dollars for a period of 3 months commencing on such Interest Reset Date which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on the related Floating Rate Interest Determination Date.

Maximum Rate:	None, provided however that the Floating Rate Interest will in no event be higher than the maximum rate permitted by applicable law.

Minimum Rate:	None

Floating Rate Interest Payment Dates:	Quarterly on the 3rd of each February, May, August and November, commencing August 3, 2027 up to and including the Stated Maturity Date (subject to Redemption or Redemption Upon a Tax Event).

Floating Rate Interest Periods:	From and including each Interest Payment Date, commencing May 3, 2027, to but excluding the next succeeding Interest Payment Date (subject to Redemption or Redemption Upon a Tax Event)

Floating Rate Interest Reset Dates:	The first day of each Floating Rate Interest Period

Floating Rate Interest Determination Dates:	Two London banking days prior to each Floating Rate Interest Reset Date

Business Day Convention:	For Fixed Rate Interest: Following, unadjusted

For Floating Rate Interest: Modified Following, adjusted

Day Count:	For Fixed Rate Interest: 30/360. For Floating Rate Interest: Actual/360.

Denominations:	$1,000/$1,000

CUSIP:	524908WH9

ISIN:	US524908WH98

Redemption:

Lehman Brothers Holdings Inc. will have the option to redeem the notes, in whole or in part, at its option on May 3, 2027 only, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued interest to the redemption date.

Payment of Additional Amounts:

Lehman Brothers Holdings Inc. intends to pay principal and interest without deducting U.S. withholding taxes unless required by law. If Lehman Brothers Holdings Inc. is required to deduct U.S. withholding taxes from payments to a United States Alien, however, Lehman Brothers Holdings Inc. will pay additional amounts on those payments, but only to the extent described under “Description of Debt Securities— Payment of Additional Amounts” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006.

Redemption Upon a Tax Event:

Lehman Brothers Holdings Inc. will have the option to redeem the notes at 100% of the principal amount of notes to be redeemed, plus accrued interest, before their stated maturity if Lehman Brothers Holdings Inc. determines that it has or will become obligated to pay additional amounts on the notes as a result of a change in tax law or there is a substantial possibility that it will be required to pay such additional amounts as described under “Description of Debt Securities—Redemption Upon a Tax Event” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006.

Subordination:	The notes are unsecured and will rank subordinated and junior in right of payment to all “senior debt” of Lehman Brothers Holdings Inc. as defined under “Description of Debt Securities—Subordinated Debt” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006. Additionally, for purposes of the notes, the definition of “senior debt” of Lehman Brothers Holdings Inc. shall also include indebtedness for money borrowed by another person that Lehman Brothers Holdings Inc. guarantees. Upon the dissolution, winding-up, liquidation or reorganization of Lehman Brothers Holdings Inc., the notes will also be subordinated and junior in right of payment to Lehman Brothers Holdings Inc.’s “other financial obligations”, which consist of all of Lehman Brothers Holdings Inc.’s indebtedness for claims in respect to derivative products, such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements, except any such obligations that are expressly stated to have the same rank as or not to rank senior to the notes.

As of February 28, 2007, on a consolidated basis, Lehman Brothers Holdings Inc. had approximately $131.9 billion aggregate principal amount of senior debt outstanding. Lehman Brothers Holdings Inc.’s subordinated debt indenture does not limit the amount of additional senior debt that it may incur.

Limited Events of Default; No Acceleration:

The events of default under the notes and acceleration of the payment of principal of the notes will be limited to the filing for bankruptcy or the occurrence of other events of bankruptcy, insolvency or reorganization relating to Lehman Brothers Holdings Inc. (but not the bankruptcy, insolvency or reorganization of any of Lehman Brothers Holdings Inc.’s subsidiaries) under Chapters 7 (liquidation) and 11 (reorganization) of the U.S. Bankruptcy Code. There will be no right of acceleration of the payment of principal of the notes upon a failure to pay required interest, principal or premium, if any, on the notes when due; failure to make any required scheduled installment payment on the notes; or failure to perform any other covenant in the indenture for the notes, each as described under “Description of Debt Securities—Defaults” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006. The foregoing supersedes the information in “Description of Debt Securities—Defaults” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006.

No Limitation on Liens:

There will be no limitation upon Lehman Brothers Holdings Inc., or upon any of its designated subsidiaries, to incur, issue or guarantee any indebtedness for money borrowed which is secured by a pledge of, lien on or security interest in any shares of common stock of any designated subsidiary as further described under “Description of Debt Securities — Limitation on Liens” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006. The foregoing supersedes the information in “Description of Debt Securities—Limitation of Liens” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006.

Floating Rate Calculation Agent:	Lehman Brothers Inc.

Underwriters:	Lehman Brothers Inc. (85)% (bookrunner)

Banc of America Securities LLC (1%)

BBVA Securities Inc. (1%)

BNY Capital Markets, Inc. (1%)

Citigroup (1%)

Fortis (1%)

ING Financial Markets LLC (1%)

Intesa San Paolo (1%)

LaSalle Capital Markets (1%)

RBS (1%)

Santander Investment Securities Inc. (1%)

Scotia Capital (1%)

SocGen (1%)

Suntrust Robinson Humphrey (1%)

TD Securities (1%)

Wells Fargo Securities, LLC (1%)

Repayment of the notes is not protected by any Federal agency or by the Securities Investor Protection Corporation. The notes are not deposits or savings accounts but are unsecured debt obligations of Lehman Brothers Holdings Inc.